UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Premium Home Comfort, Inc.

Legal status of issuer

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> February 5, 2016

Physical address of issuer
2212 Walnut Street, First Floor, Philadelphia, PA 19103

Website of issuer
https://www.kapsulair.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed-1 Preferred Stock

Target number of Securities to be offered
17,389

Price (or method for determining price)
$1.4377

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 7, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$77,118	$1,152,200
Cash & Cash Equivalents	$74,514	$1,062,389
Accounts Receivable	$0	$5,100
Short-term Debt	$2,266,673	$2,070,327
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,271,428	-$923,127

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 10, 2018

Premium Home Comfort, Inc.



Up to $1,070,000 of Preferred Stock

Premium Home Comfort, Inc. dba Kapsul ("Premium Home Comfort", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 7, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by December 7, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 7, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.kapsulair.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/kapsul

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Premium Home Comfort, Inc. is a Delaware C-Corporation, formed on February 5, 2016. The Company is currently also conducting business under the name of Kapsul.

The Company is located at 2212 Walnut Street, First Floor, Philadelphia, PA 19103.

The Company's website is https://www.kapsulair.com.

The Company previously operated as a Delaware Limited Liability Company under the name Noria Technologies, LLC on February 5, 2016.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/kapsul and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.4377
Minimum investment amount per investor	$1,000
Offering deadline	December 7, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 13, and 18-20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of $2,194,555 from its inception through December 31, 2017. For the year ended 2017, it incurred a net loss of $1,271,428. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $2,194,555 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has a limited operating history upon which you can evaluate its performance: the Company has not recorded any sales through July 2018 and requires capital to begin manufacturing and shipping its product. Since the Company's inception in February 5, 2016, it has been designing and developing its product. While sales efforts have begun, and the Company has accepted a number of pre-orders for future sales, the Company requires additional capital to manufacture and ship its product. Assuming the Company is able to raise sufficient capital, the management anticipates being able to start deliveries in March 2019, but there are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company's operating expenses are already quite high for an early stage company, and the management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Many of company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of the Kapsul Air Conditioner. The Kapsul Air Conditioner is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the Kapsul Air Conditioner or any other product candidates will be successfully developed or commercialized.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business.

Cyclical and seasonal fluctuations in the economy and in weather patterns may have an effect on our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products/services and participating in extended product evaluations.The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 2 to 3 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's 2017 tax return is on extension. A late filing of the tax return could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Related Party Transactions. The Company has conducted certain transactions with related parties. Please see Page 19 for details.

Existing investors have confirmed verbally that they plan to waive their pre-emptive rights but have not provided an executed waiver. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Risks Related to the Securities

The Series Seed-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-1 Preferred Stock. Because the Series Seed-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 62.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed-1 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Kapsul is building one of the first premium home-climate brands in the world with high-design products that are smart, connected, and better for the planet. Our first product, the Kapsul W5, is a connected air conditioner that Tech Insider called "The solution to air conditioners we've all been waiting for" and that has pre-sold over 9,000 units.

Business Plan
The window air conditioner category presents a rich target. Today's window air conditioners are inconvenient and anything but modern. They are large, loud, heavy, unattractive from inside and outside the home, and difficult to install and remove. Kapsul has addressed each of these pain points with its first product offering. Kapsul's 5,000 BTU/h unit is approximately half as tall at 7" and half as loud at 50 dB than traditional units. In addition, it is safe and easy for one person install and remove. Its design is simple, and it can be conveniently controlled via a single knob interface, with your voice using popular smart-home platforms such as Alexa and Google Home, or with an Android or iOS app over WiFi.

The Company's Products and/or Services

Product / Service	Description	Current Market
Smart home cooling and comfort	Kapsul makes products like room air conditioners, heaters, humidistats, and air purifiers that work alone or that can be networked together into a modular whole house system.	Smart homes

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
We sell both direct to consumer and through third-party retail outlets. Our customers are primarily design centric, affluent, college educated, urban, professional, millennials. 60% are men and 40% are women, and the average age of our customer is 35. Our retail customers are regional and big box consumer retailers that are interested primarily in offering quality differentiated and smart home products to their customers.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
87433365	Cool, redefined	05/02/2017	Not granted pending proof of actual use in live products	USA

Patents and Provisional Patent Applications
The Company has the following issued patents:

Application or Registration #	Title	File Date	Country/Organization
14/826,135	Compact Air Conditioning and Fan System	8/13/15	USA

29/550,072	Front Face of Air Conditioner	12/30/15	USA
29/577,289	Compact Air Conditioner	9/12/16	USA

The Company has filed provisional patent applications for the below. The filing of a provisional patent application in no way guarantees that the patent will be issued.

Application or Registration #	Title	File Date	Country/Organ ization
29/577,760	**Window frame adapter design patent**	9/15/16	USA
15/784,768	Air Conditioner and an Air Conditioner Housing	10/16/17	USA
62/505,448	C-shaped condenser provisional application	5/12/17	USA
62/581,902	dehumidifier provisional application	11/6/17	USA
29/624638	dehumidifier design patent application	11/2/17	USA

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Working Capital	50%	50%	50%
General Expenses	22%	22%	22%
Capital Expenditures (Tooling and Line Setup Costs)	20%	20%	20%
Customer Acquisition	8%	8%	8%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Kurt Michael Swanson	CEO (March 2016-Present)	Principal, Likuma Laboratories, LLC. (April 2012-June 2016)
Donald Pancoe	CTO (June 2016-Present)	Principal Consultant, Macro / Ross & Baruzzini (December 2015-June 2016). Principal, Likuma Laboratories, LLC. (March 2014-June 2016)
Christopher Myers	COO (July 2017-Present)	CEO, Klip Design Studio, LLC (June 2016-June 2017). Adjunct Professor, Drexel University (September 2010-present). Managing Director, Philadelphia Development Group, LLC. (January 2009-present).

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
(On a pre-money basis)

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,832,972	Yes	N/A	69.9%	N/A
Issued Option Shares	242,289	N/A	Will dilute equity holders open grants	0%	N/A
Warrants	109,212	N/A	Will dilute equity holders if exercised	0%	N/A

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Interest Accrued	Date of Conversion	Valuation Cap	Other material terms
Convertible Note	$700,000	yes	Will dilute equity holders upon conversion	0%	$39,009.32	December 31, 2018	$4,500,000	N/A

During the years ended December 31, 2017 and 2016, the Company had no shares of common stock outstanding, as a result of the Company being organized as an LLC from inception in 2016 through the end of 2017. On January 2, 2018, the Company incorporated in the State of Delaware. The Company authorized a total of 9,000,000 common shares with a par value of $0.0001 per share.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Kurt Michael Swanson and Donald Pancoe.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Kurt Michael Swanson	3,574,998 common shares	36.6%
Donald Pancoe	1,974,998 commons shares	20.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Premium Home Comfort, Inc. dba Kapsul ("the Company) is a Delaware limited liability company that was founded in 2016, and is headquartered in Philadelphia, Pennsylvania. The Company is developing a premium home-comfort brand with products that are smart, connected, and better for the planet.

The Company has incurred losses from inception of approximately $2,194,555 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

During 2016, the Company entered into a Kickstarter campaign wherein the Company received over two million. For those individuals that had contributed more than $250 into the campaign, they are to receive an air conditioning unit once the Company is producing their product. These funds are shown as customer deposits on the balance sheet. For the contributions that were less than $250, these are shown as other income on the statement of operations.

On January 2, 2018, the Company reorganized in the state of Delaware from and LLC to a C-Corporation. The Company authorized a total of 9,000,000 common shares with a par value of $0.0001 per share. These financial statements reflect the Company's current status as a C-Corporation.

On January 16, 2018, the Company agreed to sell 532,979 shares of the Company's common stock, which represented six percent of the capital stock of the Company to Techstars Boston 2017, LLC, for a sales price of $20,000.

In January through August 2018, the Company entered into convertible notes totaling $700,000. These notes accrue interest at a rate of 8% per annum and are due 24 months after issuance date. These notes are convertible at either 80% of the cash price paid by the other purchasers during the Next Round Securities of the Company's next Qualified Financing event, or the price obtained by dividing $4,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing event.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $57K in cash on hand as of June 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	January - August 2018	Regulation D, 506 (b)	Convertible Note	$700,000	Product Development and G&A

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

16

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-1 Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-1 Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed-1 Preferred Stock

Rights and Preferences
None

Series Seed-1 Preferred Stock

Dividend Rights
Holders of Series Seed-1 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed-1 Preferred Stock is outstanding, holders of Series Seed-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed-1 Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed-1 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed-1 Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed-1 Preferred Stock.

The Series Seed-1 Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-1 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-1 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed-1 Preferred Stock Investment Agreement
Under the Series Seed-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed-1 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed-1 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed-1 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Series Seed-2 Preferred Stock
Holders of convertible notes described above will have their notes converted in Series Seed-2 Preferred Stock at the first closing of this Combined Offering. The Series Seed-2 Preferred Stock will have the exact same rights, privileges, limitations, and terms as the Series Seed-1 Preferred Stock, except that the original issue price of the

Series Seed-2 Preferred Stock will be [$___] for the purposes of determining liquidation payment, conversion, and as otherwise described in the Company's Amended and Restated Certificate of Incorporation.

What it means to be a minority holder
As an investor in Series Seed-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed-1 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed-1 Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Two of the original founders are no longer with the Company. Kurt W. Swanson separated December 2016, and Justin Bain separated June 2017. Kurt W. Swanson is Kurt M. Swanson's father. During the first year of operation, Kurt and his father agreed that it was in the best interest to part ways due to disagreements about technical strategy, including difference of opinion regarding file management, version control, and other engineering professional practices (speed vs. regimentation). Justin Bain resigned for personal / family reasons regarding income level as a result of working at a startup. He had taken a significant pay cut which was unsustainable, felt he was not providing significant value as a full time CFO of a pre-revenue startup, and had a very long commute. Both Justin and Kurt W. agreed to sell back half their vested stock to remaining founders Don Pancoe and Kurt M. Swanson in separate personal transactions, authorized by board action, and is reflected in the current cap table. Both parties have an amicable relationship with the remaining team.

At December 31, 2017, the Company had a related party payable outstanding of $1,191. This liability was related to a payroll error that occurred in late 2017, which was later repaid in January 2018.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the

progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kurt Michael Swanson
(Signature)

Kurt Michael Swanson
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kurt Michael Swanson
(Signature)

Kurt Michael Swanson
(Name)

CEO
(Title)

October 10, 2018
(Date)

/s/Don Pancoe
(Signature)

Don Pancoe
(Name)

Board of Director
(Title)

October 10, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

PREMIUM HOME COMFORT, INC.
(DBA KAPSUL)
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

PREMIUM HOME COMFORT, INC.
(DBA KAPSUL)

Years Ended December 31, 2017 and 2016

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Premium Home Comfort, Inc. d/b/a Kapsul
2212 Walnut Street, First Floor
Philadelphia, PA 19103

We have reviewed the accompanying financial statements of Premium Home Comfort, Inc. d/b/a Kapsul (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the period of February 5, 2016 (inception) to December 31, 2016 and the year ended December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
October 3, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Premium Home Comfort, Inc. (dba Kapsul)
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 74,514	$ 1,062,389
Accounts receivable	-	5,100
Other receivables	2,604	84,711
Total current assets	77,118	1,152,200
Total assets	$ 77,118	$ 1,152,200
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 89,889	$ 411
Customer deposits	2,144,674	2,069,916
Taxes payable	30,919	-
Related party payable	1,191	-
Total current liabilities	2,266,673	2,070,327
Total liabilities	2,266,673	2,070,327
Commitments & Contingencies	-	-
Stockholders' equity		
Common stock, $0.0004 par value; 9,000,000 shares authorized and 0 outstanding at December 31, 2017 and 2016	-	-
Additional Paid in Capital	5,000	5,000
Accumulated deficit	(2,194,555)	(923,127)
Total members' equity	(2,189,555)	(918,127)
Total liabilities and members' equity	$ 77,118	$ 1,152,200

See accountants' review report and accompanying notes to the financial statements.

Premium Home Comfort, Inc. (dba Kapsul)
STATEMENTS OF OPERATIONS
(unaudited)

For the period of February 5, (inception) to December 31, 2016 and year ended December 31, 2017

	2017	2016
Revenue	$ -	$ -
Operating expenses		
Wages and related payroll expenses	485,716	205,676
General and administrative	167,065	92,103
Marketing expense	19,996	135,397
Professional fees	391,076	208,933
Rent Expense	42,926	43,390
Research & Development	132,375	278,571
Travel	34,787	17,146
Total operating expenses	1,273,941	981,216
Other Income/(Expense)		
Kickstarter income	-	55,121
Interest income	2,513	2,968
Total other income/(expense)	2,513	58,089
Net loss before income tax	$ (1,271,428)	$ (923,127)
Provision for income tax	-	-
Net loss	$ (1,271,428)	$ (923,127)

See accountants' review report and accompanying notes to the financial statements.

Premium Home Comfort, Inc. (dba Kapsul)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the period of February 5, 2016 (inception) to December 31, 2017

| | Common Stock | | Additional | Accumulated | Total |
	Shares	Amount	Paid-in Capital	Deficit	Stockholders' Equity
Balance on February 5, 2016	-	$ -	$ -	$ -	$ -
Capital Contributions	-	-	5,000	-	5,000
Net loss	-	-	-	(923,127)	(923,127)
Balance on December 31, 2016	-	-	5,000	(923,127)	(918,127)
Net Loss	-	-	-	(1,271,428)	(1,271,428)
Balance on December 31, 2017	-	$ -	5,000	$ (2,194,555)	$ (2,189,555)

See accountants' review report and accompanying notes to the financial statements.

4

Premium Home Comfort, Inc. (dba Kapsul)
STATEMENTS OF CASH FLOWS
(unaudited)
For the period of February 5, 2016 (inception) to December 31, 2017

	2017	2016
Cash flows from operating activities		
Net loss	$ (1,271,428)	$ (923,127)
Adjustments to reconcile net loss to net cash		
Changes in operating assets and liabilities:		
Accounts receivable	5,100	(5,100)
Other receivable	82,107	(84,711)
Accounts payable and accrued expenses	89,478	411
Customer deposits	74,758	2,069,916
Taxes payable	30,919	-
Related party payable	1,191	-
Net cash used by operating activities	(987,875)	1,057,389
Net cash used by investing activities	-	-
Cash flows from financing activities		
Capital contributions	-	5,000
Net cash provided by financing activities	-	5,000
Net decrease in cash and cash equivalents	(987,875)	1,062,389
Cash and cash equivalents, beginning	1,062,389	-
Cash and cash equivalents, ending	$ 74,514	$ 1,062,389
Supplemental Information:		
Cash paid for interest	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Premium Home Comfort, Inc. dba Kapsul ("the Company) is a Delaware limited liability company that was founded in 2016, and is headquartered in Philadelphia, Pennsylvania. The Company is developing a premium home-comfort brand with products that are smart, connected, and better for the planet.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $19,996 and $135,397 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company determined no allowance for doubtful accounts was necessary.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, the City of Philadelphia, and the state of Pennsylvania.

The Company currently has a tax net operating loss (NOL) of $2,194,555 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through October 3, 2018, the date these financial statements were available to be issued.

- On January 2, 2018, the Company reorganized in the state of Delaware from and LLC to a C-Corporation. The Company authorized a total of 9,000,000 common shares with a par value of $0.0001 per share. These financial statements reflect the Company's current status as a C-Corporation.
- On January 16, 2018, the Company agreed to sell 532,979 shares of the Company's common stock, which represented six percent of the capital stock of the Company to Techstars Boston 2017, LLC, for a sales price of $20,000.
- In January through August 2018, the Company entered into convertible notes totaling $700,000. These notes accrue interest at a rate of 8% per annum and are due 24 months after issuance date. These notes are convertible at either 80% of the cash price paid by the other purchasers during the Next Round Securities of the Company's next Qualified Financing event, or the price obtained by dividing $4,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing event.

NOTE 2 – COMMON STOCK

During the years ended December 31, 2017 and 2016, the Company had no shares of common stock outstanding, as a result of the Company being organized as an LLC from inception in 2016 through the end of 2017. On January 2, 2018, the Company incorporated in the State of Delaware. The Company authorized a total of 9,000,000 common shares with a par value of $0.0001 per share.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2017, the Company had a related party payable outstanding of $1,191. This liability was related to a payroll error that occurred in late 2017, which was later repaid in January 2018.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $2,194,555 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – CUSTOMER DEPOSITS & OTHER INCOME

During 2016, the Company entered into a Kickstarter campaign wherein the Company received over two million. For those individuals that had contributed more than $250 into the campaign, they are to receive an air conditioning unit once the Company is producing their product. These funds are shown as customer deposits on the balance sheet. For the contributions that were less than $250, these are shown as other income on the statement of operations.

EXHIBIT C
PDF of SI Website



kapsul
REINVENTING AIR CONDITIONING ONE ROOM AT A TIME

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Disclaimer

This presentation contains offering materials prepared solely by Premium Home Comfort
the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presen
looking statements and information relating to, among other things, the company, its busi
its industry. These statements reflect management's current views with respect to futur
currently available and are subject to risks and uncertainties that could cause the compa
materially. Investors are cautioned not to place undue reliance on these forward-looki
meant for illustrative purposes and they do not represent guarantees of future results, lev
or achievements, all of which cannot be made. Moreover, no person nor any other
responsibility for the accuracy and completeness of forward-looking statements, and is u
such statements to conform them to actual results.

Invest in Kapsul

Reinventing air conditioning, one room at a time.

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Share:

Kapsul is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Kapsul without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $3.3M in presales on Kickstarter, Indiegogo, and kapsulair.com
- Pre-sold over 9,000 units DTC with a 13X ROAS (Return On Ad Spend) April –September 2018 (unaudited)
- Purchase intent from Home Depot, PC Richard, and Bed Bath & Beyond
- Eight patents filed with three patents granted to date
- A Techstars Boston 2018 Company

Fundraise Highlights

- Total Round Size: US $6,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $15,000,000
- Target Minimum Raise Amount: US $1,000,000
- Offering Type: Side by Side Offering

"The solution to air conditioners we've all been waiting for" – Tech Insider

Kapsul is building one of the first premium home-climate brands in the world with high-design products that are smart, connected, and better for the planet. Our first product, the Kapsul W5, is a connected air conditioner that Tech Insider called "The solution to air conditioners we've all been waiting for" and that has pre-sold over 9,000 units.

The Kapsul W5 is a 5,000 BTU connected window air conditioner that's half the height and quieter than traditional units. The W5 is safe, easy to install, Wi-Fi enabled, connects to a mobile app for iOS and Android, and integrates with Alexa, Nest, and Google Home. As an early mover in this category, we have a robust patent portfolio with eight patents filed, and three granted to date.

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In terms of market traction, we have $3.3M in pre-sales direct to consumer plus purchase order interest for 2019 of $2M from leading retailers like Home Depot, PC Richard, and Bed Bath & Beyond, to name a few. Our revenue model is hardware with recurring software sales, and we project that we will recognize $7M in revenue in 2019 with margins of over 50%.

We are ready to manufacture. We have developed prototypes, a final manufacturable design, and both mature firmware and software, and our supply chain is established from sourcing through to stateside distribution. We have deep customer knowledge, a repeatable customer acquisition process, and a blended return on ad spend of over 13X – meaning we earn $13 in revenue for every advertising dollar spent.

We aim to reinvent the category, have demonstrated consumer demand through pre-sales and retail purchase order interest, possess a mature and manufacturable design, have complete supply and distribution logistics established, and after this round of funding will be ready to go to market.

Product & Service

The window air conditioner category presents a rich target. Today's window air conditioners are inconvenient and anything but modern. They are large, loud, heavy, unattractive from inside and outside the home, and difficult to install and remove. Kapsul has addressed each of these pain points with its first product offering. Kapsul's 5,000 BTU/h unit is approximately half as tall at 7" and half as loud at 50 dB than traditional units. In addition, it is safe and easy for one person install and remove. Its design is simple, and it can be conveniently controlled via a single knob interface, with your voice using popular smart-home platforms such as Alexa and Google Home, or with an Android or iOS app over WiFi.

Kapsul intends to sell its products and services direct to consumer via kapsulair.com and Amazon and through select third-party retail partners. Retailers who have proffered purchase orders or expressed purchase intent include, but are not limited to Home Depot, Lowe's, PC Richard, and Bed Bath & Beyond. We project that, at scale, our direct margins will be over 60% and our retail margins will be 40%.

Kapsul's competitive advantages include the ability to understand emerging customer requirements and our core competencies in hard-to-duplicate areas such as industrial design, mechanical engineering, and electrical engineering. In addition, we have filed eight patents to date covering the window air conditioner, window frame adapter, and dehumidifier designs, of which, three have been granted. We also enjoy an early mover advantage in the premium smart home-climate market.

Market Overview & Products

We are addressing a $14 billion U.S. market for home cooling and comfort products with a planned product lineup that includes two window units, two humidistats (humidification and dehumidification in a single product), two portable air conditioning units, and a micro-split unit.

Our first product line is two window air conditioners, 5,000 and 8,000 BTU/h models, that together represent over half of all window air conditioner sales in the U.S. by BTU/h.

Our design has been embraced by users, the media, and retail buyers. We have received over $3.3 million dollars in pre-orders since April 2016 on crowdfunding platforms and through direct sales on kapsulair.com, have 22,000 followers on Facebook, and have been called "The solution to air conditioners we've all been waiting for!" by Tech Insider. We have also had a warm reception from retailers, with over $1,000,000 in pre-orders through kapsulair.com and over $2,000,000 in order interest from prospective retail partners.

Partners

We are outsourcing non-core functions to trusted partners who, in many cases, act as an extension of our team. This strategy is being pursued both as a practical matter (resource allocation and specialization) and so as not to build capabilities that will be redundant to those of either a multinational OEM / distribution partner or acquirer.

Our partnerships provide for support through the product and customer lifecycle and are supported inside the company by dedicated administrative staff. Arguably our most important relationships are manufacturing, firmware/app development, sales, and advertising.

Technology

Kapsul is a fully connected device with an onboard sensor array consisting of temperature, humidity, ambient light, and kilowatt usage sensors. It has a WiFi module and connects to Amazon Web Services to allow remote operation via mobile application for iOS and Android and local operation including through voice assistant platforms such as Amazon Alexa and Google Assistant. Kapsul's firmware has been designed to allow extensibility through over the air updates.

Gallery



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Kapsul W5 Install View 1.
Sliding the Kapsul into the window frame adapter.
















Team Story

Our team has always wanted to create our own brand of products in home climate and has leveraged our deep product design, thermodynamics, and home climate experience to do so. We identified room products--window air conditioners, space heaters, humidifiers--as a neglected product area ripe for innovation. We agreed to only launch products that fulfilled our brand promise to (a) solve pain points of an existing product and (b) reinvent the category. When our first product, the Kapsul W5 connected window air conditioner became a top-100 all-time crowdfunding success, we knew we had hit upon a product category and vision the resonated with our customers.

Our team has core capabilities in industrial design, mechanical and electrical engineering, connected device hardware and software engineering, in understanding customer requirements, and in customer acquisition. We design consumer products and advance those designs to the point where they can be passed to our OEM (original equipment manufacturing) partners.

Founders and Officers



Chris Myers
COO

Kapsul COO Chris B. Myers, was backer #207 a full year before he joined Kapsul to provide our go-to-market strategy. Chris has over 20 years of experience in high growth companies bringing new technology products to market, has raised funding rounds from seed through exit, built several best of breed business', sold the technologies developed to market leaders, and has deep experience in customer acquisition earned running campaigns for brands like Nordstrom, Mac and PC Mall, Gateway, HP, Autotrader, ProFlowers, and De Beers.



Don Pancoe
CTO

Kapsul's CTO Don Pancoe is a PE electrical engineer with an MS in industrial design who has deep experience in connected device architecture and systems design earned working in transportation and power infrastructure for organizations such as Amtrak, SEPTA (Positive Train Control), Metro-North Railroad, and Metrolink. Don has 20-years experience with a background that spans all the functional areas of the company from design to engineering.



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Kurt Swanson
CEO

Kapsul's founder, CEO, and lead engineer Kurt Swanson has been obsessed with thermodynamics for as long as he can remember. Kurt is a mechanical engineer by training and got his start at the Boeing Corporation where he worked on the 787 among other projects. He left Boeing to start Likuma Labs, a product design firm that became well known for making premium connected products. Kurt provides the vision for our product lineup across heating and cooling.

Key Team Members



Sam Ettinger
Mechanical Engineer



Caitlin Antram
Community Manager



Linda Shi
General Counsel



Devin Sidell
Head of Design

Notable Advisors & Investors



Ben Franklin Technology Partners
Investor, Regional Technology Investor



Evan Malone
Investor, Individual Investor



Techstars
Investor, Global Accelerator



Cooley LLP
Advisor, Counsel

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The Stable

Dragon Innovation



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Advisor, Consumer Brand Agency

Advisor, Manufacturing Planning



Q&A with the Founder

Q:
Can you describe your typical customer/user profile?

Kapsul: We plan to sell both direct to consumer and through third-party retail outlets.

We expect that our retail partners will be regional and big box consumer retailers (e.g., PC Richard, Home Depot, and Lowes) interested primarily in offering quality differentiated products to their customers. Retailers use a planogram for each product category rated as "good", "better", "best" and we believe we fit their need for a clear "best" in both 5,000 BTU window air conditioners and connected window air conditioners. Several retailers that we are in discussions with have initiatives to expand or create a focus around smarthome products and we fit neatly into those initiatives.

We have pre-sold over 9,200 units direct to consumers and have a deep understanding of our customer.

Our customers are primarily design centric, affluent, college educated, urban, professional, millennials. 60% are men and 40% are women, and the average age of our customer is 35. Our customers have an affinity for brands such as Apple, Audi, Dyson, and Nest. They value connected products and expect that the products that they buy will be both functional and beautiful. They make statements such as "Good design enhances the quality of my life." and "I'm willing to pay more for something that is well designed."

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Kapsul: We compete across two connected product categories: home comfort / cooling and smart home.

Competitors in the home comfort / cooling market include established brands like Frigidaire, Haier, LG, Friedrich, and Dyson. These companies are well funded, well managed, and efficient at market although they are also large and except for Dyson – are not terribly innovative or competitive on dimensions other than price.

The smart home category is much more dynamic and market entrants are typically design and technology driven just as Kapsul is. Prime examples are Nest / Alphabet, Amazon / Alexa, and Apple / Siri. The smart home category has reached a level of maturity such that the original companies (the platform providers) have receded from view as valid use cases have emerged from product ecosystems: smart platforms connecting the devices in your home which may include a thermostat, lighting, security and cameras, a crib monitor, media centers, and front door locks, for example. More and more products are being enabled to connect to smart home platforms (the Internet of things or "IoT") and it is increasingly common to see products advertised as "Works with Alexa" or "Works with Nest" for example.

Several air conditioning companies have added "smart" features to their products to attempt to bridge this gap, but we believe that none has done so in a way that has convinced consumers. To date, we are not aware of any smart home companies have come out with (or announced plans to come out with) home cooling products, but have relied on established brands to enter their platforms.

Direct competitors in the U.S. window air conditioner market include: Frigidaire (owned by Electrolux), Haier, LG, Friedrich, and several other brands, many just white labels of one of several dominant Chinese manufacturers including Midea (Arctic King). Historically, the home comfort market has been dominated by several large companies competing mostly on cost, without differentiation in size, ease of installation, or user experience in general. These incumbents certainly have advantages over Kapsul in terms of unit cost, manufacturing cost, and supply chain optimization, but they are vulnerable to an attack from below on dimensions other than cost such as those that Kapsul's approach embodies: premium construction and materials, high design, and smart home. There is no competitor in the market today with a truly comparable product.

We believe that it is extremely difficult for pure smart home companies to solve the engineering and design challenges posed by refrigeration, which are non-trivial and not at all the same as those posed by the dominant product categories of temperature and lighting control for example. As seen with Nest's collaboration with Yale to produce a smartlock, certain smart products will require an integration with an established brand to engender trust is critical applications. In addition, companies from the home comfort and cooling market do not possess core competencies in IoT technology or have the culture (internal market size and margin hurdles necessary to greenlight new projects) to pursue the premium market because doing so takes a willingness to spend mightily on design, engineering, tooling, and marketing to reach a small niche market of 5% of affluent consumers willing to buy a premium product. So far, the solution that incumbents favor is to bolt on a Wi-Fi module and smartphone application to make their products "smart".

In both markets, we believe we can create enough breathing room to get to market and establish a premium brand. Our list of competitors is also and necessarily a highly targeted list of investors and acquirers.

Q:
What do you view as your competitive advantages?

Kapsul: We think that our most compelling competitive advantage is our understanding of consumer needs and our ability to build products that satisfy those needs in a way that delights users. This "soft" competency is reflected in a very measurable premium price. Renowned business writer Michael Porter called premium pricing one of only two viable pillars to competitive advantage and posited that it was provable by assessing a customer's "willingness to pay". We have proven willingness to pay both through selling over 9,200 units directly to consumers and by getting purchase orders from retailer partners.

We also believe that we have operating advantages derived through our operating structure. We design, market, and sell products and use trusted partners for all other aspects of the business from sourcing through to manufacturing, distribution, and customer support. This structure allows us to keep fixed costs very low and ratchets variable costs in proportion to sales volume.

In addition, our team has expertise both with this category of products -home comfort and cooling- and with product design more generally. Prior to founding Kapsul, individuals on our engineering team ran a fast growing product design firm and designed over twenty products that are currently in market including the LUX line of thermostats. We have experience in the full spectrum of activities associated with product design and manufacturing from the selection of partners to contract negotiation to the design build and prototype process to component and life testing through to the DFM process, cutting tools, setting up a manufacturing line, and quality assurance necessary to successfully manufacture quality consumer goods.

Last, management has foundational expertise in customer acquisition earned building and running marketing funnels for top brands like Nordstrom, Best Buy, Mac Mall, PC Mall, Debeers, and Autotrader. This expertise is reflected in our ongoing marketing for our first product, where we have achieved a 13X return on ad spend.

Q:
Are there any regulations you must comply with, and how do you comply with those regulations?

Kapsul:

Kapsul's window air conditioner, and subsequent consumer products, will be in compliance will all regulatory requirements. For the window air conditioner in the United States, these include UL 484 Standard for Room Air Conditioners, National Electrical Code NFPA 70, and performance and energy conservation standards in accordance with U.S. Department of Energy Federal Register Vol. 76 No. 4 and the U.S. Code of Federal Regulations Title 10, Chapter II, Subchapter D, Part 430. Kapsul's window air conditioner has been designed with consideration for these requirements, in consultation with UL, and tested in-house thus far. All remaining required third party testing will be completed in late 2018 starting with the ETL and UL marks.

Q:
Are any founders no longer with the company? If yes, please explain.

Kapsul: Yes. Kurt W. Swanson separated December 2016, and Justin Bain separated June 2017. Kurt W. Swanson is Kurt M. Swanson's father. During the first year of operation, Kurt and his father agreed that it was in the best interest to part ways due to disagreements about technical strategy, including difference of opinion regarding file management, version control, and other engineering professional practices (speed vs. regimentation). Justin Bain resigned for personal / family reasons regarding income level as a result of working at a startup. He had taken a significant pay cut which was unsustainable, felt he was not providing significant value as a full time CFO of a pre-revenue startup, and had a very long commute. Both Justin and Kurt W. agreed to sell back half their vested stock to remaining founders Don Pancoe and Kurt M. Swanson in separate personal transactions, authorized by board action, and is reflected in the current cap table. Both parties have an amicable relationship with the remaining team.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
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FAQs
SeedInvest

Round size:	US $6,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.4377
Pre-money valuation:	US $15,000,000
Option pool:	5.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Kapsul has set an overall target minimum of US $1,000,000 for the round, Kapsul must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Kapsul's Form C.
Regulation CF cap:	While Kapsul is offering up to US $6,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


G&A
Compensation
Customer Acquisition
CAPEX (Tooling)
Landed COGS
Working Capital

If Maximum Amount Is Raised


G&A
Compensation
Customer Acquisition
CAPEX (Tooling)
Landed COGS
Working Capital

Investor Perks

Early Bird Specials:

- The first 100 investors will receive a 50% off coupon at kapsulair.com
- The following 100 investors will receive a 30% off coupon at kapsulair.com

Regular Perks:

- **Tier 1**: Investments of **$5,000** or more: free Kapsul W5 unit
- **Tier 2**:Investments of **$10,000** or more: tier 1 perk plus a unit to gift to a friend
- **Tier 3**:Investments of **$25,000** or more: tier 2 perk plus a humidistat (when launched)
- **Tier 4**: Investments of **$50,000** or more: tier 3 perk plus a private visit to HQ and dinner with the team
- **Tier 5**: Investments of **$100,000** or more: tier 4 perk plus a quarterly call with management

PROFILE MENU

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Kapsul's prior rounds by year.



$17500000			
$15000000			
$12500000			
$10000000			
$7500000			
$5000000			
$2500000			
Pre-Seed (Crowd)	Pre-Seed (Common)	Seed (Convertible)	Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $2,300,000
Closed Date	Jun 30, 2017
Security Type	Crowd Note

Pre-Seed

Round Size	US $20,000
Closed Date	Jan 31, 2018
Security Type	Common Equity
Pre-money Valuation	US $0

Seed

Round Size	US $200,000
Closed Date	Apr 30, 2018
Security Type	Convertible Note
Valuation Cap	US $4,500,000

Seed

Round Size	US $500,000
Closed Date	Aug 31, 2018
Security Type	Convertible Note
Valuation Cap	US $4,500,000

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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❓ FAQs

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Seed

Round Size	US $200,000
Closed Date	Sep 10, 2018
Security Type	Convertible Note

Financial Discussion

Operations

Premium Home Comfort, Inc. dba Kapsul ("the Company) is a Delaware limited liability company that was founded in 2016, and is headquartered in Philadelphia, Pennsylvania. The Company is developing a premium home-comfort brand with products that are smart, connected, and better for the planet.

The Company has incurred losses from inception of approximately $2,194,555 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;

- Delivery has occurred or services have been rendered;

- The fee for the arrangement is fixed or determinable; and

- Collectability is reasonably assured.

During 2016, the Company entered into a Kickstarter campaign wherein the Company received over two million. For those individuals that had contributed more than $250 into the campaign, they are to receive an air conditioning unit once the Company is producing their product. These funds are shown as customer deposits on the balance sheet. For the contributions that were less than $250, these are shown as other income on the statement of operations.

On January 2, 2018, the Company reorganized in the state of Delaware from and LLC to a C-Corporation. The Company authorized a total of 9,000,000 common shares with a par value of $0.0001 per share. These financial statements reflect the Company's current status as a C-Corporation.

On January 16, 2018, the Company agreed to sell 532,979 shares of the Company's common stock, which represented six percent of the capital stock of the Company to Techstars Boston 2017, LLC, for a sales price of $20,000.

In January through August 2018, the Company entered into convertible notes totaling $700,000. These notes accrue interest at a rate of 8% per annum and are due 24 months after issuance date. These notes are convertible at either 80% of the cash price paid by the other purchasers during the Next Round Securities of the Company's next Qualified Financing event, or the price obtained by dividing $4,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing event.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $57K in cash on hand as of June 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape



U.S. Window Air Conditioner Sales 2012 - 2016

Global Home Climate Market

The total global market for room cooling products is approximately $100B. U.S. sales are driven primarily by replacement, but global sales are predominantly for new units. Use of room cooling in emerging markets is expected to grow from 5% of all households today to 70% of all households over the next twenty years.

Highlights

Overview

There are an estimated 34M U.S. homes with individual air conditioning units, and approximately 54M units are in use today. The number of window air conditioner units sold in 2017 is estimated to be over 5M.

Product & Service

The company's products enter a established category of home climate that collides with an emerging category of smart home goods such as thermostats, lighting, AND locks. The smart home market is expected to grow to 1.8B connected-devices sold in 2019 according to BI

The Team

Intelligence, and to enjoy a 67% compound annual growth rate over the next five years. That represents $490B in connected-home device sales in 2019 up from $61B in 2016.

Q&A with Founder

Although there is consistent yearly demand for window air conditioning units, most demand stems from replacing existing units rather than from new construction. Most units are replaced every 7-10 years and 30% of all units are 5,000 BTU/h while 20% are 8,000 BUT/h.

Term Sheet

Investor Perks

The number of window air conditioner units sold in 2016 is estimated to be over 5 million and our replacement analysis largely supports this figure. We see a trend in this data: 3.5 million units are bought to replace units that are more than ten years old indicating that there will be significant demand that new units conform to standards and provide for features that did not exist ten years ago such as the expanded capabilities provided by smart-home, control by smartphone, voice-user-interface, etc., that Kapsul offers.

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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FAQs

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Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of $2,194,555 from its inception through December 31, 2017. For the year ended 2017, it incurred a net loss of $1,271,428. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $2,194,555 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has a limited operating history upon which you can evaluate its performance: the Company has not recorded any sales through July 2018 and requires capital to begin manufacturing and shipping its product. Since the Company's inception in February 5, 2016, it has been designing and developing its product. While sales efforts have begun, and the Company has accepted a number of pre-orders for future sales, the Company requires additional capital to manufacture and ship its product. Assuming the Company is able to raise sufficient capital, the management anticipates being able to start deliveries in March 2019, but there are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company's operating expenses are already quite high for an early stage company, and the management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Many of company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of the Kapsul Air Conditioner. The Kapsul Air Conditioner is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the Kapsul Air Conditioner or any other product candidates will be successfully developed or commercialized.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business.

Cyclical and seasonal fluctuations in the economy and in weather patterns may have an effect on our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products/services and participating in extended product evaluations.The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 2 to 3 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's 2017 tax return is on extension. A late filing of the tax return could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Related Party Transactions. The Company has conducted certain transactions with related parties. Please see Page 19 for details.

Existing investors have confirmed verbally that they plan to waive their pre-emptive rights but have not provided an executed waiver. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Risks Related to the Securities

The Series Seed-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-1 Preferred Stock. Because the Series Seed-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Highlights
Overview
Product & Services
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
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A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 62.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed-1 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (21 files)	Folder
Financials (2 files)	Folder
Projected Cash Flow	Document
Financial Summary	Document
Fundraising Round (1 file)	Folder
Current Capitalization Table	Document

NAME	TYPE
⌄ 📁 Investor Agreements (1 file)	Folder
📄 Investor Proxy Agreement	Document
⌄ 📁 Miscellaneous (5 files)	Folder
📄 Articles of Incorporation or Certificate of Incorporation	Document
📄 Escrow Agreement	Document
📄 Amendment to Escrow Agreement	Document
📄 SI Fee Notice	Document
📄 Executed Bylaws	Document

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Kapsul

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Kapsul. Once Kapsul accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Kapsul in exchange for your securities. At that point, you will be a proud owner in Kapsul.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

PROFILE MENU ☰

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Kapsul has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Kapsul does not plan to list these securities on a national exchange or another secondary market. At some point Kapsul may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Kapsul either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Kapsul's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Kapsul's Form C. The Form C includes important details about Kapsul's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck


LG

kapsul

REINVENTING AIR CONDITIONING ONE ROOM AT A TIME

Disclaimer

This presentation contains offering materials prepared solely by Premium Home Comfort. Inc. (dba Kapsul) without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Disruptable $100B Market

MARKET EXPECTED TO DOUBLE IN SIZE BEFORE 2050






Room AC is outdated and inefficient

55% more households will use room AC by 2037

Growth is global, tracking an emerging middle class

Average temperature up another 1.8° by 2099





Hardware Problem

ROOM AIR CONDITIONING: STUCK IN 1950

 AC uses old fans, compressors, condensers

 Really loud ≥ 56 dB

 Energy inefficient operation

 Difficult to install, remove and store

 People tolerate their air conditioners



Hardware Solution

    

Redesigned fan, compressor, condenser

Better engineering = ½ as high / loud

More energy efficient

Easy / safe install by one person

Real love – 9,000 pre-sold DTC & wholesale



7" ↕ 20" ↔ 22" ↗ 50 dB

8 patents filed & 3 patents granted



IoT Solution

SENSOR CAPABILITIES FOR USERS & THE GRID

CAPABILITIES

Wi-Fi enabled

Embedded Web API

Indoor humidity sensor

Indoor temperature sensor

Ambient light sensor

KW use sensor

Occupancy sensing



FEATURES

Controlled via iOS/Android app

Voice commands Alexa & Google

Works with Nest

Remote operation

7-day scheduling

Night mode dims/changes color LEDs

Grid access for energy management

AT&T
9:23 AM
68%
kapsul
your kapsuls
Living Room
Currently cooling
72°
Turns on: 12:00 AM
Cool to: 72°
Turns off: 12:00 PM
Master Bedroom
Powered down
Kid's Bedroom
Not connected to wifi

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



Testimonials


Sun Mon Tue Wed Thu Fri Sat
12a
10p
82
6a
4:30p
8a
now
12p
Add
Del

“The window air conditioner of the future.”

Futurism
BUILDING THE FUTURE TOGETHER

“The solution to air conditioners we’ve all been waiting for.”

TECH INSIDER

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Vision: Holistic Home Climate Platform

MODULAR PRODUCTS THAT INTEGRATE AS A WHOLE HOUSE SYSTEM





MODUILAR IS THE FUTURE

Central AC / Ducts / Lines Is Over

Use multiple Kapsuls to create a *modular whole-house system*

1) Coordinate multiple devices on a common platform

2) Integrate disparate devices - cooling / heating / humidity

Window AC	**Humidity Control**	**Room Heaters**	**Portable AC**	**Micro Split AC**
Pre-selling @ $499	Pre-selling 10/2018	In development	In development	In development
SRP: $599 - $799	*SRP: $399- $499*	*SRP: $499 - $699*	*SRP: $599 - $799*	*SRP: $999 & up*



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. The images are mock-ups and do not represent images of an actual product. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Business Model (Projected)

HARDWARE + SOFTWARE + CONSUMABLES



- **Premium pricing** is a strategic advantage - allows R&D
- **DTC** via .com & Amazon – *$599 / 60% margins*
- **3PR** via select big box – *$380 / 40% margins*
- **SaaS** "modular whole house" – *$50 year / +8% revenue*
- **Installation**, filters & accessories – *+3% revenue*









$599
PRE-ORDER TODAY
THAT'S $100 OFF RETAIL & FREE SHIPPING
NO CHARGE UNTIL YOUR ORDER SHIPS
DELIVERY IN SPRING OF 2019
PRE-ORDER KAPSUL
FREE SHIPPING & NO HASSLE RETURNS
100% Money Back Guarantee
in accordance with terms & conditions
THE KAPSUL W5
COOL, REINVENTED
The Kapsul W5 connected window air conditioner is redefining what air conditioners can be. We pack the performance of a traditional 5,000 BTU window air conditioner into a beautiful design that's just 7" tall and twice as quiet as existing units.
kapsul

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. The images are mock-ups and do not represent images of an actual product. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.





Competitive Landscape

WE ARE EQUAL PARTS RESIDENTIAL COOLING & SMARTHOME / IOT

$135B BILLION RESIDENTIAL COOLING MARKET BY 2023

- Midea - $55.7B cap
- Haier (GE) - $67.8B cap
- Electrolux (Frigidaire) - $59B cap
- Honeywell Int'l - $110B cap
- Carrier Corporation - $59.8B sales
- Hi-Sense - $2.6B cap
- Friedrich - $538M sales



Needs innovation

Smart home war

≈ kapsul

$137B SMARTHOME MARKET BY 2023

- Amazon – Alexa - $877B cap
- Alphabet – Nest - $881B cap
- Apple – Home - $954B cap
- Honeywell - $118B cap
- Ecobee - $328M sales
- Dyson - $3.2B sales
- Johnson Controls - $33B cap

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



De-risked

READY TO MAKE & MARKET



Manufacturable + FCC & UL checked



$3M DTC & $2M wholesale (LOI)



Purchase Interest* from
PC Richard – Full 65 store rollout – sales support
Home Depot – Big Box IoT leader – market support
Bed Bath & Beyond – Manhattan with instore display



Financing from manufacturer + POs

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

ORDER HISTORY

$1,000,000
2018 DTC pre-sales

$2,000,000
2018 Retail interest (LOI)

$2,300,000
2016 Kickstarter & Indiegogo
On track for April 2019 delivery



Team



Kurt Swanson
CEO

Mechanical Engineer
Thermodynamics Expert
Hardware / Mechanical Systems
20 products in market



Chris B. Myers
COO

Serial Entrepreneur
4X CEO / 2X COO
Navigating New Markets
strategy & growth



Don Pancoe, P.E.
CTO

Electrical Engineer
Masters in Industrial Design
Firmware / Software / PCB
20 products in market









Linda Shi
GC

Patent Attorney
Mechanical Engineer
Ad Tech Expert



Devin Sidell
Industrial Design

Award Winner
Came from Lasko
40 products



Sam Ettinger
Engineer



Caitlin Antram
Community



Fundraise

USE OF PROCEEDS:

- Tooling & manufacturing
- Customer acquisition
- Staffing & GA
- New products: 8,000 BTU AC & Humidistat

SERIES SEED GOALS:

- Production of 20,000 Units
- First year in retail – delight retail partners
- Market acceptance – four-stars on Amazon
- $7M revenue in 2019


U.S. SOM


20,000 units $7M
60,000 units $36M
100,000 units $60M
2018 (W Series)
2019 (W, D Series)
2020 (W,D,H Series)

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Thank You